Heineken Holding N.V.

03 APR 10 AM 7:21

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA



03050182

date 3 April 2003

SUPPL

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find today's convocation for the Annual General Meeting of Shareholders, to be held 24 April 2003.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs

Encl.

HEINEKEN HOLDING N.V.
established in Amsterdam

Shareholders and other parties entitled to attend and vote are convoked to the Annual General Meeting of Shareholders to be held in the Beurs van Berlage, Damrak 243, Amsterdam, at **4.00 p.m. - or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished - on Thursday 24 April 2003**.
The Beurs van Berlage will be open from 1 p.m.

The agenda as well as the annual report and the annual accounts relating to the financial year 2002 and the information as referred to in article 2:392, paragraph 1 of the Netherlands Civil Code, may be inspected by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, from today. Copies of these documents are available free of charge, also via ABN AMRO Servicedesk, telephone number +31 (0)76 579 94 55.

The agenda for the meeting is also stated below:

Opening

1. Report on the 2002 financial year.
2. Adoption of the balance sheet as at 31 December 2002, the profit and loss account for 2002 and the notes.
3. Announcement of the appropriation of the balance of the profit and loss account in accordance with the provisions of Article 12(1) of the Articles of Association.
4. Discharge of the Management Board for its conduct of company affairs.
5. Proposition to appoint Ernst & Young Accountants as accountant of the company for a period of five years.

Close

Holders of bearer shares wishing to attend the meeting can apply for a receipt from the financial institution administering their shares that is affiliated to Necigef, which receipt will serve as an admission ticket for the meeting. Financial institutions affiliated to Necigef must deposit a statement with ABN AMRO Bank N.V. listing the number of shares being registered for the meeting for the shareholder in question, dealings in which will be prohibited until after the meeting. Holders of registered shares intending to be present at the meeting must notify the company in writing of this intention. Both the statement and notice to the company must be filed with the company by Thursday, 17 April 2003 at the latest.

Shareholders are entitled to attend the Annual General Meeting of Shareholders of Heineken N.V. as observers. The above-mentioned receipt will also serve as admission for this meeting.
The Heineken N.V. meeting will be held in the Beurs van Berlage at 2 p.m. on Thursday 24 April 2003.

The Management Board

Amsterdam, 3 April, 2003